vnu

03 SEP 17 AM 7:21

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

03032120

SUPPL

Date	August 25, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release:

- **2003 INTERIM DIVIDEND**

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

With kind regards,
VNU bv

Rob de Meel
SVP

dlw 9/22

vnu

Press release

Date August 25, 2003

2003 INTERIM DIVIDEND

Haarlem, The Netherlands - VNU, a leading international information and media company, today announced with respect to the 2003 interim dividend payment, that the number of common shares necessary to obtain one new share has been fixed at 228. This number was decided on the basis of the average closing prices of common shares VNU listed on Euronext Amsterdam on August 21, August 22 and August 25, 2003. VNU's 2003 interim dividend includes a choice between a cash dividend or a stock dividend in common shares.
The interim cash dividend amounts to EUR 0.12 per common share.

VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 4.3 billion in 2002. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00